January 31, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Kevin Kuhar, Mr. Joshua Gorsky and Mr. Tim Buchmiller

Re:	60 Degrees Pharmaceuticals, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted December 23, 2022
CIK No. 0001946563

Dear Mr. Kuhar, Mr. Gorsky, and Mr. Buchmiller:

On behalf of 60 Degrees Pharmaceuticals, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of January 6, 2023 with respect to the Company’s Second Amendment to the Draft Registration Statement on Form S-1 (the “Form S-1/A”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Form S-1/A (the “Form S-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to Draft Registration Statement on Form S-1, Submitted December 23, 2022

Summary of the Offering

Common stock to be outstanding after the offering, page 15

1. We note your response to prior comment 4. We reissue our prior comment in part. Please revise your disclosure to clarify the text of the registration statement that Footnote 3 is intended to modify. We note that Footnote 3 does not currently correspond to any specific text in the Summary of the Offering section. Please also revise Footnote 2 to include a discussion of the shares of common stock that will be issued to Xu Yu pursuant to the Equity Conversion Note. In addition, if material, please add appropriate risk factor disclosure regarding the liquidation preference on any preferred shares that will be outstanding after your offering.

We have revised footnote 2 to include the discussion of the conversion of the Xu Yu Note pursuant to the Xu Yu Equity Conversion Note. We have also added footnote 3 where relevant in the Offering Summary section.

Management

Director Nominees, page 90

2. Please note your revised disclosure on page 91 related to Mr. Charles Allen's background and experience. We note your disclosure that Mr. Allen has been the Chief Executive Officer of Global Bit Ventures Inc., "which discontinued its operations in 2019." We also note your disclosure that Mr. Allen has been a director of Global Bit Ventures Inc. since October 10, 2017. Please explain how Mr. Allen has continued on as a director of this entity when it discontinued operations in 2019, or revise.

We have revised the noted disclosure.

Description of Securities, page 97

3. We note that the forum selection provision contained in paragraph 12 of your certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. In addition, clearly describe any risks or other impacts on investors from this provision, including, if appropriate, that your exclusive forum provision may result in increased costs for investors to bring a claim and that this provision could discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

We have added that the Certificate of Incorporation will be amended and restated to include a statement that the exclusive forum provision does not apply to claims arising under federal securities laws. This amendment and restatement will be filed immediately prior to the closing of this offering. In addition, we have added a risk factor discussing the exclusive forum provision, etc.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP